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FOR IMMEDIATE RELEASE                              For More Information Contact:
                                            Michelle Appleby, Investor Relations
                                                           Phone: (972) 701-7524
                                                             Fax: (972) 701-7892




                   SANTA FE INTERNATIONAL CORPORATION REPORTS
                       DAMAGE TO LAND RIG IN SAUDI ARABIA

Dallas, July 10, 1998 -- Santa Fe International Corporation (NYSE:SDC) reports that rig 162, a land rig owned by one of its subsidiaries and operated by its joint venture Saudi Drilling Company Limited, was severely damaged following a blowout and fire while engaged in operations in the Saudi Arabian desert during early morning hours today. All personnel were evacuated from the rig prior to the blowout and fire, and no injuries were reported.

The rig was operating under a three year contract with Saudi ARAMCO which commenced during February 1997. The Company reported that the rig and associated equipment are insured.

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 26 marine drilling rigs and 28 other land drilling rigs. The Company currently operates in 16 countries throughout the world.



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